UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Results of Extraordinary General Meeting

On December 30, 2025, the Company held an Extraordinary General Meeting of Shareholders (the “Meeting”), at the Company’s offices located at 2 Kaplan Street, Tel Aviv, Israel. The proposal on the Meeting’s agenda is described in the Company’s Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, dated December 16, 2025. The proposal was voted upon and approved by the requisite majority of the Company’s shareholders.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Furnished herewith as Exhibit 99.1 is the following document:

1.	HUB Cyber Security Strengthens Board and Provides Governance Update; Appointment of Vineet Malhotra Adds Regulated Banking and Payments Expertise as Company Reaffirms Shareholder-Protective Capital Approach, dated December 22, 2025.

EXHIBIT INDEX

Exhibit Number	Description
99.1

HUB Cyber Security Strengthens Board and Provides Governance Update; Appointment of Vineet Malhotra Adds Regulated Banking and Payments Expertise as Company Reaffirms Shareholder-Protective Capital Approach, dated on December 22, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: January 2, 2026	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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